UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           FORM U-3A-2

                         File No. 69-242

    Statement by Holding Company Claiming Exemption Under Rule
     U-3A-2 from the Provisions of the Public Utility Holding
                  Company Act of 1935 (the Act)


              To Be Filed Annually Prior to March 1


                       ENERGEN CORPORATION
                        (Name of company)


hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following ten subsidiaries, each of which (other than Taurus Exploration U.K. Limited) is also an Alabama corporation:

     a.   Alabama Gas Corporation, a natural gas distribution company;

     b. American Heat Tech, Inc., which has an investment in a company which is in the business of developing and marketing high temperature combustion products;

     c. Basin Pipeline Corp., which is in the business of gathering and transporting natural gas and coalbed methane;

     d. EGN Services, Inc., which is a wholesale distributor of gas appliances;

     e.   Graves Well Drilling Company, Inc., which has no active operations;

     f. Midtown NGV, Inc., which is in the business of marketing natural gas as a vehicle fuel and is a subsidiary of Alabama Gas Corporation;

     g. Taurus Exploration, Inc., an oil and gas exploration and production company;

     h. Taurus Exploration U.K. Limited, which has no active operations, is incorporated in England and Wales and is a subsidiary of Taurus Exploration, Inc.;

     i. Taurus Exploration U.S.A., Inc., an oil and gas exploration and production company and a subsidiary of Taurus Exploration, Inc.; and

     j.  W&J Propane Gas, Inc., which has no active operations.

     The business address of the Claimant and each of its subsidiaries is:

                     2101 Sixth Avenue North
                    Birmingham, Alabama 35203

     2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama.
Alabama Gas Corporation also owns facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and property. The
Federal Power Commission (now Federal Energy Regulatory
Commission), by order issued September 21, 1954 in Docket No.
G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither
Claimant nor any of its subsidiaries other than Alabama Gas
Corporation is a "gas utility company" under the provisions of
Section 2(a)(4) of the Act.

     3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Alabama Gas
Corporation:

            a.  Mcf of natural or manufactured gas distributed at retail:
                 49,965,000 Mcf

            b.  Mcf of natural or manufactured gas transported on behalf of end users:  61,458,000 Mcf

            c.  Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:
                 None

            d.  Mcf of natural or manufactured gas sold at wholesale
                 outside the State in which such company is organized, or at the State line: None

            e.  Mcf of natural or manufactured gas purchased outside
                 the State in which each such company is organized or at the State line: 49,893,000 Mcf

     4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended September 30, 1996, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. An EDGAR Financial Data Schedule is attached hereto as Exhibit B. Exhibit C with respect to an EWG or foreign utility company is not applicable to Claimant.

  The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 20th day of February, 1997.

                                      ENERGEN CORPORATION
                                      (Name of Claimant)


                                      By /s/R. J. Lysinger
                                           R. J. Lysinger
                                           Its Chairman of the Board

CORPORATE SEAL

ATTEST:

By /s/J. David Woodruff, Jr.
     J. David Woodruff, Jr.
     Its Assistant Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff, Jr.,
Assistant Secretary
2101 Sixth Avenue North
Birmingham, Alabama  35203



Exhibit A

ENERGEN CORPORATION
Consolidating Statement of Income
Year Ended September 30, 1996
Unaudited
(in thousands of dollars)

                                    Energen                         Alabama                Basin      W & J     EGN    American
                                  Consolidated  Elims    Parent *    Gas **   Taurus ***  Pipeline   Propane  Services  Heattech
Operating Revenues
Natural gas distribution             $357,252        --        --    $357,252         --         --       --        --        --
Oil and gas production                 42,624        --        --          --     42,624         --       --        --        --
Other                                   2,158        --        --          --         --      2,158       --        --        --
Intercompany eliminations              (2,592)   (2,592)       --          --         --         --       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
   Total operating revenues           399,442    (2,592)       --     357,252     42,624      2,158       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
Operating Expenses
Cost of gas                           178,810    (2,592)       --     181,400         --         --       --        --         2
Operations                            100,822        --     1,230      81,585     16,794      1,193       --        --        20
Maintenance                            11,078        --        --      10,956         --        122       --        --        --
Depreciation,depletion
       and amortization                41,118        --        --      21,269     19,335        514       --        --        --
Taxes,other than income taxes          28,817        --        --      26,772      2,001         44       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
   Total operating expenses           360,645    (2,592)    1,230     321,982     38,130      1,873       --        --        22
--------------------------------- -----------------------------------------------------------------------------------------------
   Operating income                    38,797        --    (1,230)     35,270      4,494        285       --        --       (22)
--------------------------------- -----------------------------------------------------------------------------------------------
Other Income and (Expense)
Interest expense                      (13,920)      582        (3)     (9,585)    (4,747)      (149)      --        --       (18)
Dividends on preferred
        stock of subsidiary                --        --        --          --         --         --       --        --        --
Allowance for funds used
         during construction              972        --        --         972         --         --       --        --        --
Other,net                                 740      (582)      519        (649)       665         --       --       639       148
--------------------------------- -----------------------------------------------------------------------------------------------
   Total other income (expense)       (12,208)       --       516      (9,262)    (4,082)      (149)      --       639       130
--------------------------------- -----------------------------------------------------------------------------------------------
Income Before Income Taxes             26,589        --      (714)     26,008        412        136       --       639       108
Income taxes                            5,048        --      (235)      9,047     (4,090)        50       --       237        39
--------------------------------- -----------------------------------------------------------------------------------------------
Net Income                             21,541        --      (479)     16,961      4,502         86       --       402        69
--------------------------------- -----------------------------------------------------------------------------------------------

Retained Earnings @ Beginning
         of Period                    $90,020 ($116,481)  $90,020     $87,638    $28,644         --   $1,495      $702   ($1,998)
Less Common Stock Dividends          ($12,903)    9,555   (12,903)     (9,555)
Net Income From Subsidiares                --   (22,020)   22,020
Dividend To/From Parent Company            --                  --          --         --                  --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
Retained Earnings @End of Period      $98,658 ($128,946)  $98,658     $95,044    $33,146        $86   $1,495    $1,104   ($1,929)
================================= ===============================================================================================

*           Includes revenues and assets of Graves Well Drilling Co.
             which are de minimis in amount
**          Includes transactions and balances of its subsidiary
             Midtown NGV
***         Includes transactions and balances of its subsidiaries
            Taurus U.K. and  Taurus USA

Exhibit A

ENERGEN CORPORATION
Consolidating Balance Sheet
September 30, 1996
Unaudited
(in thousands of dollars)


                                    Energen                         Alabama                Basin      W & J     EGN    American
                                  Consolidated  Elims    Parent *    Gas **   Taurus ***  Pipeline   Propane  Services  Heattech
Property Plant and Equipment

Utility Plant                         544,643        --        --    $544,643         --         --       --        --        --
Less: A/D                             268,110        --        --     268,110         --         --       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
   Utility property, net              276,533        --        --     276,533         --         --       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
Oil and gas properties                224,469        --        --          --    224,469         --       --        --        --
Less: A/D                              60,152        --        --          --     60,152         --       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
Oil and gas properties, net           164,317        --        --          --    164,317         --       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
Other property net                      4,066        --        --         394      1,833      1,709       --       130        --
--------------------------------- -----------------------------------------------------------------------------------------------
  Property plant and equipment        444,916        --        --     276,927    166,150      1,709       --       130        --
--------------------------------- -----------------------------------------------------------------------------------------------

Current Assets
Cash                                    2,010        --      (281)        803      1,311          3       10       142        22
Temporary cash investments             15,064        --        --          --     14,466         --      598        --        --
Accounts receivable                    45,355   (77,904)   67,207      42,266     11,231        366    1,044     1,115        30
     Allowance                         (3,002)       --        --      (2,985)        --         --       --       (17)       --
Inventories                            38,335        --        --      36,459        604         --       --     1,272        --
Deferred gas cost                       1,975        --        --       1,975         --         --       --        --        --
Prepayments and other                   7,563        --       154       5,149      2,236         26       --        (3)        1
Deferred taxes                          7,995       572        --       6,344      1,021         58       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
             Total current assets     115,295   (77,332)   67,080      90,011     30,869        453    1,652     2,509        53
--------------------------------- -----------------------------------------------------------------------------------------------
Other assets
Notes receivable                        1,538   (32,350)   32,350          --      1,538         --       --        --        --
Deferred charges and other              9,222  (203,228)  187,987       7,467     15,646      1,335       --        15        --
--------------------------------- -----------------------------------------------------------------------------------------------
             Total other assets        10,760  (235,578)  220,337       7,467     17,184      1,335       --        15        --
--------------------------------- -----------------------------------------------------------------------------------------------
Total Assets                         $570,971 ($312,910) $287,417    $374,405   $214,203     $3,497   $1,652    $2,654       $53
================================= ===============================================================================================

*           Includes revenues and assets of Graves Well Drilling Co.
             which are de minimis in amount
**          Includes transactions and balances of its subsidiary
             Midtown NGV
***         Includes transactions and balances of its subsidiaries
            Taurus U.K. and  Taurus USA


Exhibit A

ENERGEN CORPORATION
Consolidating Balance Sheet
September 30, 1996
Unaudited
(in thousands of dollars)


                                    Energen                         Alabama                Basin      W & J     EGN    American
                                  Consolidated  Elims    Parent *    Gas **   Taurus ***  Pipeline   Propane  Services  Heattech
Capitalization
Common stockholders' equity
  Common stock                           $112      ($74)     $112         $20        $50         $1       $1        $1        $1
Treasury Stock                             --        --        --
  Premium on capital stock            $86,833   (64,942)  120,711       6,682     20,905      1,298        4        --     2,175
  Capital surplus                      $2,802   (25,000)       --      27,802         --         --       --        --
  Retained earnings                   $98,658   (97,871)   67,582      95,044     33,146         86    1,495     1,105    (1,929)
--------------------------------- -----------------------------------------------------------------------------------------------
    Total common stkhlders' equity    188,405  (187,887)  188,405     129,548     54,101      1,385    1,500     1,106       247

Minority preferred stock                   --
Long-term debt                        195,545   (32,330)   32,350     125,000     70,525         --       --        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
    Total capitalization              383,950  (220,217)  220,755     254,548    124,626      1,385    1,500     1,106       247
--------------------------------- -----------------------------------------------------------------------------------------------
Current Liabilities
  LTD due in one year                   1,805       (20)       --          --      1,825         --       --        --        --
  Notes payable to banks               59,000        --    59,000          --         --         --       --        --        --
  Accounts payable                     32,659   (77,904)       --      25,270     81,561      1,989       --     1,478       265
  Accrued taxes                        17,567        --        60      18,067       (664)       (20)      27        24        73
  Customers' deposits                  17,364        --        --      17,364         --         --       --        --        --
  Supplier refunds                     17,257        --        --      17,257         --         --       --        --        --
  Other amounts due customers             489        --        --         489         --         --       --        --        --
  Accrued wages & benefits             11,584        --     6,695       4,459        430         --       --        --        --
  Other                                18,049       572       920      10,610      5,708         68      175        35       (39)
--------------------------------- -----------------------------------------------------------------------------------------------
    Total current liabilities         175,774   (77,352)   66,675      93,516     88,860      2,037      202     1,537       299
--------------------------------- -----------------------------------------------------------------------------------------------
Deferred Credits and Other
  Deferred income taxes                   972   (15,341)      (13)     16,883         --         --      (75)       11      (493)
  Deferred investment tax credits       3,617        --        --       3,617         --         --       --        --        --
  Customer advances for
         construction and other         6,658        --        --       5,841        717         75       25        --        --
--------------------------------- -----------------------------------------------------------------------------------------------
  Total Deferred Credits and Other     11,247   (15,341)      (13)     26,341        717         75      (50)       11      (493)
--------------------------------- -----------------------------------------------------------------------------------------------

Total Capital and Liabilities        $570,971 ($312,910) $287,417    $374,405   $214,203     $3,497   $1,652    $2,654       $53
================================= ===============================================================================================

*           Includes revenues and assets of Graves Well Drilling Co.
             which are de minimis in amount
**          Includes transactions and balances of its subsidiary
             Midtown NGV
***         Includes transactions and balances of its subsidiaries
            Taurus U.K. and  Taurus USA
